April 27, 2010
Ms. Rebecca A. Marquigny
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549-0506
VIA EDGAR CORRESPONDENCE

RE:	Dow Target Variable Fund LLC Post-Effective Amendment No. 14 on Form N-1A File Nos. 333-64349 & 811-9019
Dear Ms. Marquigny:
This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) which you communicated to me by telephone on April 7, 2010 with respect to Post-Effective Amendment No. 14 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 14 under the Investment Company Act of 1940 on Form N-1A (the “Post-Effective Amendment”) filed by Dow Target Variable Fund LLC (the “Registrant” or the “Fund”). The Post-Effective Amendment was filed with the Commission on February 16, 2010 pursuant to Rule 485(a) under the 1933 Act. Capitalized terms have the meanings given them in the Post-Effective Amendment. Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act.
The Registrant’s responses to the Staff’s comments are set forth below.
1.	Cover Page. The name of each portfolio has been added to the cover page and extraneous information has been deleted from the cover page.
The following responses number 2 – 7 pertain and have been applied to each Summary Section in the prospectus.
2.	Fee and Expenses of the Portfolio. The second sentence of the paragraph following the heading has been deleted and the following two sentences have been shortened to exclude extraneous information.
3.	Portfolio Turnover. The statement “and may result in higher taxes when Portfolio Interests are held in a taxable account” has been deleted from the end of the second sentence.

Ms. Marquigny
April 27, 2010

4.	Principal Investment Strategy. The Registrant has included language regarding the Sub-Adviser’s ability to overweight, underweight and exclude certain securities in the portfolios in “Principal Investment Strategy,” as well as the corresponding risk in “Principal Risks.”
5.	Performance Chart. The bar chart x and y axis have been labeled and the y-axis reflects that the numbers included represent calendar years.
6.	Management. The extraneous information concerning the portfolio managers has been deleted both in the summary sections and under “Fund Management.”
7.	Tax Information. A statement has been included to explain that once a withdrawal has been made from a variable annuity contract, it may be taxable and that the contract owner should consult their tax advisor and contract for more details.
8.	Financial Intermediaries. Neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services, so Item 8 disclosure is not required.
9.	Investment Objective. The Fund may not change its investment objective without shareholder approval. The language in the first two sentences under “Investment Objective and Principal Investment Strategy” has been changed to reflect each portfolio’s investment objective.
10.	Investment Strategy. The Registrant has included language regarding the Sub-Adviser’s ability to overweight, underweight and exclude certain securities in the portfolios in “Investment Strategy.”
11.	Fund Management. Extraneous information about the portfolio managers has been deleted. It has been clarified that the aggregate fee received by the Adviser for the full fiscal year pertains to 2009.
12.	The Dow Jones Industrial Average. It has been clarified that the list of companies which currently comprise The Dow is current as of May 1, 2010.
13.	Purchase and Redemption of Portfolio Interest. A statement has been included to clarify that if shares of a different fund are redeemed to purchase shares of the Fund, then the contract owner will be purchasing new shares of the applicable portfolio given the current quarter in which the shares are purchased. It has been clarified that values are determined as of the close of the New York Stock Exchange, which is usually at 4:00 p.m. Eastern Time.
14.	Frequent Purchases and Redemption of Portfolio Interests. The section has been reorganized to reflect the action take by ONLI for frequent and excessive trading versus the action taken by the Fund.

Ms. Marquigny
April 27, 2010

15.	Financial Highlights. The Registrant declines to delete the statement “derived from information” contained in the fourth sentence of the paragraph as that disclosure was requested to be included by KPMG LLP, the Registrant’s independent auditor, since the information contained in “Financial Highlights” is not the full and complete financial statements audited by KPMG LLP. Registrant confirms that the information contained in “Financial Highlights” is an excerpt from the complete financial statements audited by KPMG LLP.
16.	Portfolio Holdings Disclosure Policy (Statement of Additional Information). The names of the third party services providers have been included. The Fund does not receive compensation from any of its service providers.
17.	Fund Organization (Statement of Additional Information). A statement has been included to clarify that a membership interest is a member’s share of the profits and losses of a limited liability company and the right to receive distributions from that company.
18.	Fund Governance (Statement of Additional Information). The disclosure required by IC-29092 has been included in the 485(b) filing for the Fund.
19.	Conflicts of Interest (Statement of Additional Information). After discussions with the sub-adviser for the Fund, the Registrant feels the disclosure regarding conflicts of interest in the Statement of Additional accurately reflects the conflicts of interest that exist and is appropriate.
Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (513) 794-6779 should you have any questions.
Sincerely,
/s/ Katherine L. Carter
Katherine L. Carter
Assistant Counsel